                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            William H. Sadlier, Inc.
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                   786327106
                       ---------------------------------
                                 (CUSIP Number)

Mr. Lance Laifer                       Gerald Adler
Laifer Capital Management, Inc.        Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                 919 Third Avenue
45 West 45th Street                    New York, New York 10022
New York, New York 10036               (212) 758-9500
(212) 921-4139
- --------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 10, 1996
                       ---------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [X].

Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  786327106                                     Page  2   of      Pages
- --------------------                                         -----    -----
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Hilltop Partners, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

   NUMBER OF      7      SOLE VOTING POWER
    SHARES                    58,000
 BENEFICIALLY
   OWNED BY       8      SHARED VOTING POWER
     EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
    PERSON                    58,000
     WITH
                  10     SHARED DISPOSITIVE POWER

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          58,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.5%

14     TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D
CUSIP No.  786327106                                     Page  3   of      Pages
- --------------------                                         -----    -----
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Laifer Capital Management, Inc.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

   NUMBER OF      7      SOLE VOTING POWER
    SHARES                    79,700
 BENEFICIALLY
   OWNED BY       8      SHARED VOTING POWER
     EACH                     0
  REPORTING       9      SOLE DISPOSITIVE POWER
    PERSON                    71,000
     WITH
                  10     SHARED DISPOSITIVE POWER
                              38,300

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          109,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.2%

14     TYPE OF REPORTING PERSON*
          CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D
CUSIP No.  786327106                                     Page  4   of      Pages
- --------------------                                         -----    -----
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Lance Laifer

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]
 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       WC

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

   NUMBER OF      7      SOLE VOTING POWER
    SHARES                    79,700
 BENEFICIALLY
   OWNED BY       8      SHARED VOTING POWER
     EACH                     0
  REPORTING       9      SOLE DISPOSITIVE POWER
    PERSON                    71,000
     WITH
                  10     SHARED DISPOSITIVE POWER
                              38,300

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          109,300


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.2%

14     TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  Schedule 13D
                            William H. Sadlier, Inc.


         This Statement on Schedule 13D is filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. (formerly, Laifer Inc.) and Lance Laifer (collectively, the "Reporting Persons"), relating to the common stock (the "Common Stock") of William H. Sadlier, Inc. (the "Company").

Item 1.  Security and Issuer.

         The address of the principal executive offices of the Company is 9 Pine Street, New York, New York 10005.

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed jointly for Hilltop Partners, L.P., a Delaware limited partnership ("Hilltop"), its general partner, Laifer Capital Management, Inc., a Delaware corporation, and Lance Laifer, the President, sole Director and principal stockholder of Laifer Capital Management, Inc.

         (b), (c) and (f) The address of Hillltop is 45 West 45th Street, New York, NY 10036. Hilltop is a Delaware limited partnership. Its principal business is investments.

         The address of the principal office of Laifer Capital Management, Inc. is 45 West 45th Street, New York, NY 10036. Laifer Capital Management, Inc. is a Delaware corporation. Its principal business is investment management.

         Lance Laifer's principal occupation is investment management and his business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, New York, NY 10036. Mr. Laifer is a United States citizen.

         Joan Gill's principal occupation is investment management and her business address is c/o Laifer Capital Management, Inc., 45 West 45th Street, 9th Floor, New York, NY 10036. Ms. Gill is a Vice President of Laifer Capital Management, Inc. and is a United States citizen. Ms. Gill is sometimes referred to herein as a "Covered Person."

         (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities

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subject to , federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds.

         The source of the funds used by Hilltop to purchase the securities of the Company was working capital. The source of the funds used by Laifer Capital Management, Inc. to purchase the securities of the Company was (i) the working capital of Hilltop and (ii) the working capital or other funds of its various investment advisory clients listed in the transaction records attached hereto as Annex A. Joan Gill used personal funds in the amount of $1,675 to purchase Common Stock. The amount of funds used by the Reporting Persons to purchase Common Stock is as follows:

                           Hilltop          $399,038
                           Wolfson          $210,108
                           Haussman         $60,375
                           Offshore         $88,216

Item 4.  Purpose of the Transaction.

         Each of the Reporting Persons and the Covered Person acquired its respective shares of Common Stock for investment purposes. Each of the Reporting Persons and the Covered Person may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and the Covered Person, respectively, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing and as disclosed below, no Reporting Person or Covered Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         1. Hilltop is the beneficial owner of 58,000 shares (6.5%) of Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 109,300 shares (12.2%) of Common Stock. The 109,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

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         (i) 58,000 shares of Common Stock beneficially owned by Laifer Capital
Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop which shares have been described in the previous paragraph; and

         (ii) 51,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities ("Wolfson"), with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman Holdings N.V. ("Haussman"), a Netherlands Antilles corporation, with an address at De Ruyterkade, 62, P.O. Box 819, Curacao, Netherlands Antilles and (c) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

         Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

         Joan Gill is the beneficial owner of 200 shares of Common Stock.

         The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of April 30, 1996, there were 893,058 shares of Common Stock outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 1996.

         2. Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 58,000 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

         Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 58,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 21,700 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 13,000 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 38,300 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

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         Joan Gill has the power to vote or to direct the voting of and the power to dispose and to direct the disposition of the 200 shares of Common Stock beneficially owned by her.


         3. All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were effected in the open market. The Covered Person purchased 200 shares of Common Stock on June 6, 1996.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Agreement of Joint Filing.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 1996                      HILLTOP PARTNERS, L.P.


                                           By: LAIFER CAPITAL MANAGEMENT, INC.,
                                               as General Partner


                                           By: /s/Lance Laifer
                                               --------------------------------
                                               Lance Laifer
                                               President

                                           LAIFER CAPITAL MANAGEMENT, INC.


                                           By: /s/Lance Laifer
                                               --------------------------------
                                               Lance Laifer
                                               President


                                               /s/Lance Laifer
                                               --------------------------------
                                               Lance Laifer


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